Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

Nine Months Ended September 30, 2008
Earnings:
Income from continuing operations before income tax expense (1) (2)	$1,318
Adjustments:
Fixed charges added to earnings	82
Dividends from equity affiliates	—
Amortization of capitalized interest	13

$1,413

Fixed Charges:
Net interest expense (3)	73
Portion of rental expense representative of interest	9

Fixed charges added to earnings	82
Capitalized interest	37

$119

Ratio of earnings to fixed charges	11.9

(1)	Income from continuing operations before income tax expense, minority interest and equity loss of affiliates.
(2)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income tax expense.
(3)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.